Contact

www.linkedin.com/in/aaron-culver-582a0a12 (LinkedIn)
www.thrivecommunityfitness.com (Company)

Aaron Culver

CFO

Issaquah

Experience

Eat The Frog Fitness®

Chief Financial Officer

November 2015 - Present (6 years 9 months)

Greater Seattle Area

Thrive Community Fitness

President

October 2001 - Present (20 years 10 months)

Education

University of Washington

Bachelor of Business Administration (B.B.A.), Business Administration, Management and Operations · (1995 - 1999)